

February 15, 2023

Kevin Rhodes
Chief Financial Officer
Duck Creek Technologies, Inc.
22 Boston Wharf Road, Floor 10
Boston, MA

      Re: Duck Creek Technologies, Inc.
          Form 10-K for the fiscal year ended August 31, 2022
          Filed October 28, 2022
          File No. 001-39449

Dear Kevin Rhodes:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year Ended August 31, 2022

Exhibits

1. The certifications filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please amend your filing to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. The amendment should include updated and corrected Section 302 certifications, Section 906 certifications, full Item 9A disclosure and your audited financial statements. Refer to Question 246.13 of the Regulation S-K C&DIs. The Section 302 certifications included in your Form 10-Q for the quarter ended November 30, 2022 should be similarly revised.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael J. Zeidel